Exhibit 99.1

Ellomay Capital Ltd. Announces 2019 Extraordinary General Meeting of Shareholders

Tel-Aviv, Israel, December 20, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Thursday, January 24, 2019, at 2:00 p.m., Israel time, at Ellomay’s offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 6688112, Israel.

The agenda of the Meeting will be as follows:

1.	Election of Dr. Michael J. Anghel as a new external director for an initial three-year term; and

2.	Approval of terms of service of Dr. Michael J. Anghel, the external director nominee.

Shareholders of record as of the close of business on December 27, 2018 will be entitled to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about December 28, 2018. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about December 20, 2018.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposal under Item 1 and a portion of the proposal under Item 2 are required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by January 14, 2019. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than December 27, 2018.

Shareholders may vote their ordinary shares by means of a deed of vote or proxy card, which are required to be received by the Company, along with the documentation set forth in the proxy statement, by 10:00 a.m., Israel time, on January 24, 2019 (four hours prior to the Meeting), to be counted for the Meeting.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com